File No. 70-______

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM U-1


                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     Entergy Louisiana, Inc.
                     4809 Jefferson Highway
                      Jefferson, LA  70121

          (Names of companies filing this statement and addresses of principal executive offices)


                       ENTERGY CORPORATION
(Name of top registered holding company parent of each applicant or declarant)



E. Renae Conley                           Steven C. McNeal
President and Chief Executive Officer     Vice President and Treasurer
Entergy Louisiana, Inc.                   Entergy Services, Inc.
4809 Jefferson Highway                    639 Loyola Avenue
Jefferson, LA  70121                      New Orleans, LA  70113


             (Name and address of agent for service)



         The Commission is also requested to send copies of communications in connection with this matter to:

                       John M. Adams, Jr.
                     Entergy Services, Inc.
                        639 Loyola Avenue
                     New Orleans, LA  70113

Item 1.  Description of Proposed Transaction

     Entergy Louisiana, Inc., a Louisiana corporation ("ELI"), is a wholly owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). ELI hereby requests the approval of the Securities and Exchange Commission (the "Commission"), during the period through December 31, 2003 (the "Authorization Period"), for ELI (1) to pay dividends with respect to its Common Stock out of capital or unearned surplus, or (2) to repurchase up to 46,000,000 shares of its Common Stock out of capital or unearned surplus, as more fully described below.

A.   Background.

     ELI made a tax accounting election in 2001 that is expected to provide a cash flow benefit to the company of approximately $700 - $800 million during the fourth quarter of 2002. As of June 30, 2002, ELI had retained earnings of approximately $193 million. Subsequent to receipt of such additional cash, but prior to the expiration of the Authorization Period, ELI proposes to make one or more dividend payments to Entergy from capital surplus or to repurchase up to 46,000,000 shares of its Common Stock from Entergy, provided that the aggregate of such dividends and repurchase will not exceed $350 million (the "Transaction Limit"). ELI will pay book value ($7.75 per share at June 30,
2002) for each share of Common Stock that it repurchases. Such dividends or repurchases of Common Stock by ELI will enable ELI to reduce its common equity in accordance with the terms of a Order of the Louisiana Public Service Commission (the "LPSC Order"). Among other things, the LPSC Order requires that, to the extent ELI uses cash or cash-related proceeds (the "Proceeds") derived from the tax accounting election to reduce its outstanding debt, it will also reduce equity in an amount necessary to maintain the Company's existing capital structure. Since ELI proposes to use a portion of the Proceeds to reduce debt, the proposed transactions are necessary to maintain ELI's capitalization ratios and to abide by the terms of the LPSC Order.

B.   Discussion.

     Section 12(c) of the Act makes it unlawful for any registered holding company or subsidiary company thereof to declare or pay a dividend on any security of such company or to acquire any security of such company in contravention of rules or regulations or orders the Commission may prescribe "to protect the financial integrity of companies in holding company systems, to safeguard the working capital of public utility companies, to prevent the payment of dividends out of capital or unearned surplus, and to prevent the circumvention of the provisions of [the Act]." Rule 46(a) promulgated under the Act prohibits a registered holding company or subsidiary thereof from paying dividends out of capital or unearned surplus except pursuant to a declaration and order of the Commission. The payment of the dividend must be appropriate, in the public interest, and in the best interests of the security holders. See Allegheny Generating Company, HCAR No. 26579 (September 19, 1996) and AEP Generating Company, HCAR No. 26754 (August 12, 1997). Similarly, Rule 42 promulgated under the Act requires prior Commission approval under Section 12(c) of the Act for a registered holding company or subsidiary thereof to repurchase from an associate company any security of which it is the issuer. Any such acquisition of securities must also be consistent with the above referenced standards of Section 12(c).

     The proposed transactions are fully consistent with the requirements of the Act. ELI is in sound financial condition. ELI had common equity of $1,281,000,000 as of June 30, 2002, which is more than adequate in relation to its $2,817,000,000 capitalization. Also, the company has a long and favorable history of prior earnings. Specifically, ELI reported net income of $125,055,000 for the year ended December 31, 2001 and net income of $101,983,300 for the six months ended June 30, 2002. The company's projected cash position after the reduction in common equity should continue to be adequate to meet all of its capital and operating requirements and pay its maturing debt.
For the year ended December 31, 2001 and six months ended June 30, 2002, ELI had a net cash flow from operations of approximately $430.5 million and $190.6 million, respectively. Capital expenditures for ELI are projected to total less than $200 million per year in 2003 and 2004. In view of ELI's expected future profitability and continuing positive cash flow from operations, ELI will have adequate resources to meet its capital needs over the Authorization Period even as it reduces its total capitalization.

     ELI represents that, upon effecting any of the proposed dividend payments or Common Stock repurchase transactions, its common equity capital will not fall below 30% of its total consolidated capitalization. ELI further represents that its cash position after any such payments will be sufficient to allow it to continue to meet its projected capital requirements and other obligations. Therefore, the proposed payments will not be detrimental to the financial integrity or working capital of ELI and will also be in the best interests of the public and Entergy, ELI's sole shareholder.

     Reference is hereby made to the Financial Statements filed herewith, including the pro forma journal entries, for further information with respect to the anticipated pro forma effects of the proposed transaction.

C.   ELI Mortgage Bond Covenant

     Certain Supplemental Indentures under ELI's April 1, 1944 Mortgage and Deed of Trust contain covenants (the "Dividend Covenants") that generally limit the aggregate amount of dividends/distributions on ELI's Common Stock and repurchases by ELI of its Common Stock to the sum of (a) the aggregate amount credited to earned surplus subsequent to the date of the applicable Supplemental Indenture, (b) a specific dollar amount set forth in the applicable Supplemental Indenture, and (c) "such additional amounts as shall be authorized or approved, upon application by [ELI], by the Securities and Exchange Commission, or by any successor commission thereto, under the Public Utility Holding Company Act of 1935." It is anticipated that the aggregate amount of dividends or Common Stock purchases proposed herein will reduce the amount available to pay dividends under this covenant by a like amount. Accordingly, ELI requests that the Commission's order issued in connection with this Application-Declaration, specifically authorize or approve "such additional amounts" of dividends or Common Stock purchases as may be necessary to implement the transactions proposed herein (up to the $350 million Transaction Limit) for purposes of each applicable Dividend Covenant.


D.   Compliance with Rule 54

     The proposed transaction is subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of a EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

     The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately $1.804 billion, representing approximately 49.87% of the Energy System's consolidated retained earnings, as of June 30, 2002. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 2.  Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the transaction described herein will be supplied by amendment.

Item 3.  Applicable Statutory Provisions.

     The proposed (a) dividend payments by ELI to Entergy out of the capital or unearned surplus of ELI and (b) repurchases of Common Stock by ELI from Entergy out of the capital or unearned surplus of ELI are subject to Section 12(c) of the Act and Rule 46 thereunder (with respect to the proposed dividend payments only) and Rule 42 thereunder (with respect to the proposed repurchases of Common Stock only) . In addition, Rules 53 and 54 under the Act are applicable in respect of the proposed transaction.

     To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approval.

     The Louisiana Public Service Commission has approved the transactions described herein. (See Exhibit D) No other state commission and no Federal commission, other than the Commission, has jurisdiction over the proposed transaction.

Item 5.  Procedure.

     The applicant-declarant respectfully requests that the Commission issue its order permitting the Application-Declaration to become effective as soon as practicable, but in any event not later than December 15, 2002.

     The applicant-declarant hereby (i) waives a recommended decision by a hearing officer or any other responsible officer of the Commission, (ii) agrees that the Division of Investment Management may assist in the preparation of the decision of the Commission, and (iii) requests that there be no waiting period between the issuance of the order of the Commission and the day on which such order is to become effective.

Item 6.  Exhibits and Financial Statements.

     (a)  Exhibits:

          D - Order of Louisiana Public Service Commission, dated
              September 18, 2002, in Docket No. U-20925,
              Subdocket B (to be filed by amendment)

          F - Opinion of Counsel (to be filed by amendment)

          G - Proposed Form of Notice

     (b)  Financial Statements:

     Balance Sheet of Entergy Corporation as of June 30,
2002, including pro forma journal entries.

     Balance Sheet of Entergy Louisiana, Inc. as of June
30, 2002, including pro forma journal entries.

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since June 30, 2002.

Item 7.  Information as to Environmental Effects.

     The proposed transaction does not involve any major federal action significantly affecting the quality of the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                              ENTERGY LOUISIANA, INC.


                              By:  /s/ Steven C. McNeal
                                   Steven C. McNeal
                                   Vice President and Treasurer



Dated:    October 15, 2002